UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Pivotal Health Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> October 1, 2020

Physical address of issuer
3030 Laura Lane, Suite 130, Middleton, WI 53562

Current number of employees
13

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$202,728.66	$269,733.00
Cash & Cash Equivalents	$154,455.87	$51,425.00
Accounts Receivable	$31,668.98	$199,496.00
Short-term Debt	$215,104.99	$593,659.00
Long-term Debt	$4,985,927.50	$4,013,324.07
Revenues/Sales	$841,640.66	$838,506.00
Cost of Goods Sold	$608,837.47	$572,773.49
Taxes Paid	$1,966.77	$0.00
Net Income	-$1,195,573.84	-$1,256,854.00


April 8, 2025

FORM C-AR

Pivotal Health Inc.




      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pivotal Health Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://pivotalhealth.care no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 8, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pivotal Health Inc. (the "Company") is a Delaware Corporation, formed on October 1, 2020.

The Company is located at 3030 Laura Lane, Suite 130, Middleton, WI 53562.

The Company's website is https://pivotalhealth.care.

The information available on or through our website is not a part of this Form C-AR.

The Business

Pivotal Health provides clinician house calls and telehealth visits for urgent care and primary care needs for patients of all ages. Its clients are companies and individuals.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds I this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offerings, including the merits and risks involved. These securities have note been recommended or approached by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accurate or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon he accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities. Comprehensive statutes and regulations govern the manner in which Pivotal Health provides services and collects reimbursement, its contractual relationships with its providers, vendors, health network partners and customers, it's marketing activities and other aspects of it operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Pivotal Health's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. The risk of Pivotal Health being found in violation of these laws and regulations is increased by the fact that many of they have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Failure to comply with these laws and other laws can result in civil and criminal penalties. Pivotal Health's failure to accurately anticipate the application of these laws and regulations to its business or any other failure to comply with regulatory requirements could create liability for Pivotal Health and negatively affect its business. Any action against Pivotal Health for violation of these laws or regulations, even if it successfully defends against it, could cause the Company to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity. To enforce compliance with the federal and state laws, the U.S. Department of Justice and the U.S Department of Health and Human Services Office of Inspector General, or OIG, regularly scrutinize healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to and managing government investigations can be time- and resource-consuming, divert managements attention from the business and generate adverse publicity. Any such investigation or settlement could increase costs or otherwise have a negative impact on Pivotal Health's business, even if the company is ultimately found to be in compliance with the relevant laws. More over, if one of its healthcare organization partners or another third party fails to comply with applicable laws and becomes the target of a government investigation, government authorities could require Pivotal Health's cooperation in the investigation, which could cause the company to occur additional legal expenses and result in adverse publicity.

The acute-care-at-home industry, and the similar digital healthcare industry, are both relatively new and rapidly evolving and it is uncertain whether these markets will achieve and sustain high levels of demand and market adoption. Pivotal Health's success will depend to a substantial extent on consumers' willingness to use, and to increase the frequency of utilization of, its services as well as on Pivotal Health's ability to demonstrate the value of acute-care-at-home to employers and other purchasers of healthcare for beneficiaries. It is difficult to predict the future growth rate and size of Pivotal Health's target market. If any of these events occurs, it could have a material adverse effect on Pivotal Health's business, financial condition or results of operations. In addition, the market for Pivotal Health's services is highly competitive and Pivotal Health competes with other healthcare and digital healthcare companies that serve the needs of consumers across a broad set of health-related needs. Many of Pivotal Health's competitors may also have longer operating histories and significantly greater financial, technical, marketing, and other resource than Pivotal Health has. As a result, some of these competitors may be in a position to devote greater resources to the development, promotion, sale and support of their products and services and have offered, or may in the future offer a wider range of products and services that are increasingly desirable to potential consumers.

Pivotal Health receives, stores, uses and discloses sensitive data, including protected health information ("PHI") and other types of personal data or personally identifiable information ("PII"), that is subject to various privacy and security regulations, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). Pivotal Health also processes and stores, and uses additional third parties to process and store, sensitive information, including PHI and PII. The privacy and security of PII and PHI is a major issue in the United States and abroad, and while Pivotal Health strives to comply with all applicable privacy and security laws and regulations, legal standards for privacy continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others. Data in the healthcare industry is generally fragmented in origin, inconsistent in format often incomplete, and to the extent that information that Pivotal Health receives, stores or transfers is incorrect or incomplete, or that it provides sensitive information to the wrong party or an error results in incorrect delivery or services, pivotal health could be exposed to risk of regulatory noncompliance under HIPAA or personal liability to consumers and its partners.

Pivotal Health believes that developing and maintaining widespread awareness of its brand and maintaining its reputation for providing access to high quality and efficient healthcare in a cost-effective manner is critical to attracting new patients and enterprise clients and maintaining existing patients. The Company's business and revenue are heavily reliant on growing and maintaining its patient base. Market acceptance of Pivotal Health's services and patient acquisition depends on educating people, as well as enterprise clients and health networks, as to the distinct features, ease of use, positive lifestyle impact, cost savings, quality, and other perceived benefits of its services as compared to alternative avenues for health care.

The success of pivotal health's business depends in significant part on the number and quality of the licensed providers who provide services to Pivotal Health's customers. If Pivotal Health is unable to recruit and retain providers and other health care professionals, its business and results of operation could be harmed and its ability to grow could be impaired. In any particular market, providers could demand higher payments to take other actions that could result in higher medical costs, less attractive services for customers or difficulty meeting regulatory requirements. Pivotal Health expects to encounter increased competition from companies seeking to acquire providers in the markets where it operates. In some markets, provider recruitment and retention are affected by a shortage of providers and the difficulties that providers can experience in obtaining affordable malpractice insurance or finding insurers willing to provide such insurance period if Pivotal Health is unable to efficiently manage provide our workload and capacity to provide services, providers may depart in patients may experience lower quality of care.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the company may never undergo a liquidity event such as the sale of the company or an IPO. If neither the conversion of the securities nor a liquidity event occurs, the Purchasers could be left holding the securities perpetuity. Their securities have numerous transfer restrictions will likely be highly illiquid, with no secondary market on which to sell them. The securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Peter Johnson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team ay have an adverse effect on the company. There can be no assurances that we will be successful in attracting and retaining other personnel we require to successful grow our business.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity c ant be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

The Company may have authority to repurchase its securities from shareholders, which. may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investors's investment in the Company will depend in large part upon the skilled expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company will be equal to or exceed the value of the Investor's initial investment in the Company.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving. conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Pivotal Health provides clinician house calls and telehealth visits for urgent care and primary care needs for patients of all ages. Its clients are companies and individuals.

Co-Issuer

Legal Name: Pivotal Health I, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2024-12-07

Address: 4104 24TH ST

Optional Address: PMB 8113

Country: DE

City: San Francisco

State: California

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

Pivotal Health has an aggressive expansion strategy focused on metro areas with populations greater than 500,000 with a large university population. Potential expansion metros include Minneapolis, Ann Arbor, Columbus, Cincinnati, Austin, Phoenix, Boston, Raleigh-Durham, Los Angeles, and more.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Anthony N. Goebel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

5G Benefits & Insurance March 2013-Present 5G Benefits & Insurance is a nationally recognized insurance and benefits groups in Northeast Wisconsin. We can help coordinate every aspect of your insurance and benefits including the health insurance, work comp, voluntary benefits, benefit administration, open enrollment, 401k plans, payroll & taxes, and wellness & safety programs. 5G Benefits works with dozens of vendors, advisors, and carriers to put together an HR & benefits strategy that is cost effective and seamless. Companies can choose to just do their group health, work comp, etc with 5G Benefits or maximize their savings/coordination by combining all areas of benefits and commercial insurance. 5G Benefits, LLC also owns other divisions and partners including GOEBEL Insurance which allows us to bring personal insurance solutions to clients (Auto, Home, Medicare, and life insurance). Through our 5G Financial division, which we have a team of 5 individuals running, we are able to do 401k options and individual investment planning.

Education

University of Wisconsin Oshkosh Bachelors, MArketing, Entrepreneurship & Financial Services (2005-2009)

Name

Salvatore P. Braico

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Pivotal Healthcare Co-Founder and CEO 2020-Present (4 years)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

United States Merchant Marine Academy Bachelor of Science-BS, Marine Engineering University of Wisconsin-Madison Master of Business Administration-MBA, Entrepreneurship/Entrepreneurial Studies

Name

Peter Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Pivotal Healthcare Co-Founder October 2020- Present (3 years 10 months)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

zSpace 3D VP Strategic Business & Corporate Development March 2012- Present (12 years 5 months) Manage business and corporate development by building partnerships, growing the xSpace eco-system and mergers and acquisitions.

Education

The University of Chicago- Booth School of Business MBA, Entrepreneurship/Entrepreneurial Studies (2001-2003) University of Wisconsin-Madison BSECE, Electrical & Computer Engineering (1991-1995)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Salvatore P. Braico

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Pivotal Healthcare Co-Founder and CEO 2020-Present (4 years)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

United States Merchant Marine Academy Bachelor of Science-BS, Marine Engineering University of Wisconsin-Madison Master of Business Administration-MBA, Entrepreneurship/Entrepreneurial Studies

Name

Peter Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Pivotal Healthcare Co-Founder October 2020- Present (3 years 10 months)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

zSpace 3D VP Strategic Business & Corporate Development March 2012- Present (12 years 5 months) Manage business and corporate development by building partnerships, growing the xSpace eco-system and mergers and acquisitions.

Education

The University of Chicago- Booth School of Business MBA, Entrepreneurship/Entrepreneurial Studies (2001-2003) University of Wisconsin-Madison BSECE, Electrical & Computer Engineering (1991-1995)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 13 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,505,412
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Warrants Unit of Common Stock and Warrant
Amount outstanding	160,800
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options Options
Amount outstanding	70,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFEs SAFE (Simple Agreement for Future Equity)
Amount outstanding	$3,292,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pre-Seed SAFE: $1,360,000. Convert with a $3,500,000 post-money capitalization. Seed SAFE: $1,932,000. Convert with a $9,000,000 post-money capitalization.
Other Material Terms or information.	Pre-Seed SAFE: $1,360,000. Convert with a $3,500,000 post-money capitalization. Seed SAFE: $1,932,000. Convert with a $9,000,000 post-money capitalization.
Value of SAFE or Convertible Notes	$3,292,000

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Wisconsin Economic Development Corporation
Amount outstanding	$273,582
Interest rate and payment schedule	6.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	June 1, 2029
Other material terms	Current with payments

Type of debt	Notes
Name of creditor	Madison Development Corporation
Amount outstanding	$137,069
Interest rate and payment schedule	8.5% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	January 11, 2026
Other material terms	Current with payments

Type of debt	Line of credit
Name of creditor	Headway
Amount outstanding	$79,982
Interest rate and payment schedule	4.5% per month
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Current with payments

Type of debt	Notes
Name of creditor	Salvatore Braico
Amount outstanding	$255,000
Interest rate and payment schedule	0.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Current with payments

Type of debt	Notes
Name of creditor	Symphony Alpha Ventures
Amount outstanding	$50,000
Interest rate and payment schedule	10.5% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Current with payments. No set maturity date- intended to be repaid as business cash flows allow.

Type of debt	Notes
Name of creditor	Peter Johnson
Amount outstanding	$4,000.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Current with payments. No set maturity date- intended to be repaid as business cash flows allow.

Type of debt	Notes
Name of creditor	Various Investors
Amount outstanding	$566,960
Interest rate and payment schedule	15% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	April 30, 2026
Other material terms	Current with payments.

The total amount of outstanding debt of the company is $1,366,593.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$1,360,000.00	General operations	December 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$916,000.00	General operations	December 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$787,000.00	General operations	December 1, 2023	Section 4(a)(2)
Common Stock		$200,000.00	General operations	June 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$203,500.00	General operations	June 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$0.00	Operating capital	July 16, 2024	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Salvatore Braico and Peter Johnson.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Salvatore P. Braico	56.5%
Peter Johnson	19.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Pivotal Health Inc. was incorporated in the State of Delaware in October 2020. Since then, we have: - Proprietary platform automates everything around the visit to make healthcare easier for consumers. - 16,000+ house call visits conducted across multiple Midwest metro areas since inception. - Over $3.3 million raised from VCs and angel investors including $900,000+ raised in this round. - Patients love Pivotal Health. Average Google Review is 4.99. - Direct Care for Employers launched in late 2023. Quickly grown to 3,000+ employees at 47 employers. - Launched Direct Care for Individuals and Families in June. Now have 340+ members. - Experienced management team has started, grown, and exited multiple healthcare and tech startups.

The Company intends to achieve profitability in the next 12 months by increasing revenues and keeping expenses at the same level.

Liquidity and Capital Resources

On December 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,360,000.00.

On December 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $916,000.00.

On December 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $787,000.00.

On June 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $200,000.00.

On June 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $203,500.00.

On July 16, 2024 the Company conducted an offering pursuant to Regulation CF and raised $0.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Pete Johnson
Relationship to the Company	Co-Founder
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan from Co-Founder. Current balance is $4,000
Related Person/Entity	Salvatore Braico
Relationship to the Company	Co-Founder
Total amount of money involved	$255,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan from Co-Founder. Current balance is $255,000

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Salvatore P. Braico
(Signature)

Salvatore P. Braico
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Profit and Loss
Pivotal Health, Inc.
January-December, 2024

Distribution account	Total
Income	
Total for 40000 Revenue	**$841,640.66**
Total for Income	**$841,640.66**
Cost of Goods Sold	
Total for 50000 Cost of Service	**$608,837.47**
Total for Cost of Goods Sold	**$608,837.47**
Gross Profit	**$232,803.19**
Expenses	
Total for 60000 Sales & Marketing	**$104,344.58**
Total for 70000 Information Technology	**$116,577.12**
Total for 75000 Clinical Admin	**$330,039.93**
Total for 80000 General Administrative Expenses	**$672,342.33**
Total for Expenses	**$1,223,303.96**
Net Operating Income	**-$990,500.77**
Total for Other Income	**$1,435.69**
Total for Other Expenses	**$206,508.76**
Net Other Income	**-$205,073.07**
Net Income	**-$1,195,573.84**

Accrual Basis Thursday, April 10, 2025 02:06 PM GMTZ

Balance Sheet
Pivotal Health, Inc.
As of December 31, 2024

Distribution account	Total
Assets	
Current Assets	
Total for Bank Accounts	$154,455.87
Total for Accounts Receivable	$31,668.98
Total for Other Current Assets	0.00
Total for Current Assets	$186,124.85
Total for Fixed Assets	$9,238.59
Total for Other Assets	$7,365.22
Total for Assets	$202,728.66
Liabilities and Equity	
Liabilities	
Current Liabilities	
Total for Accounts Payable	$107,064.55
Total for Credit Cards	$61,518.21
Total for Other Current Liabilities	$46,522.23
Total for Current Liabilities	$215,104.99
Long-term Liabilities	
Total for Long-term Liabilities	$4,985,927.50
Total for Liabilities	$5,201,032.49
Total for Equity	-$4,998,303.83
Total for Liabilities and Equity	$202,728.66

Accrual Basis Thursday, April 10, 2025 07:17 PM GMTZ

PIVOTAL HEALTH, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Pivotal Health, Inc.
Middleton, Wisconsin

We have reviewed the accompanying financial statements of Pivotal Health, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

July 4, 2024
Los Angeles, California

PIVOTAL HEALTH, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	51,425	$	126,776
Accounts Receivable, net		199,496		180,832
Prepaids and Other Current Assets		-		13,151
Total Current Assets		**250,921**		**320,759**
Property and Equipment, net		11,579		15,591
Security Deposit		7,233		7,233
Total Assets	$	**269,733**	$	**343,583**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	110,686	$	70,846
Credit Cards		87,766		43,938
Current Portion of Loans and Promissory Notes		256,439		123,231
Line of Credit		82,230		-
Other Current Liabilities		56,538		-
Total Current Liabilities		**593,659**		**238,015**
Loans and Promissory Notes		351,810		380,400
Simple Agreement For Future Equity		3,318,792		2,466,208
Total Liabilities		**4,264,261**		**3,084,623**
STOCKHOLDERS' EQUITY				
Common Stock		970		970
Additional Paid In Capital		9,395		6,029
Accumulated Deficit		(4,004,893)		(2,748,039)
Total Stockholders' Equity		**(3,994,528)**		**(2,741,040)**
Total Liabilities and Stockholders' Equity	$	**269,733**	$	**343,583**

See accompanying notes to financial statements.

PIVOTAL HEALTH, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 838,506	$ 701,980
Cost of Service	572,773	1,296,988
Gross Profit/(Loss)	**265,733**	**(595,008)**
Operating Expenses		
General and Administrative	1,354,325	1,209,044
Sales and Marketing	44,743	148,404
Total Operating Expenses	**1,399,068**	**1,357,448**
Net Operating Loss	**(1,133,335)**	**(1,952,456)**
Interest Expense	61,893	3,973
Other Loss	61,626	66,479
Loss Before Provision For Income Taxes	**(1,256,854)**	**(2,022,908)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (1,256,854)**	**$ (2,022,908)**

See accompanying notes to financial statements.

PIVOTAL HEALTH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	970,000	$ 970	$ 2,290	$ (725,131)	$ (721,871)
Share-Based Compensation	-	-	3,739	-	3,739
Net Loss	-	-	-	(2,022,908)	(2,022,908)
Balance—December 31, 2022	970,000	$ 970	$ 6,029	$ (2,748,039)	$ (2,741,040)
Share-Based Compensation	-	-	3,366	-	3,366
Net Loss	-	-	-	(1,256,854)	(1,256,854)
Balance—December 31, 2023	970,000	$ 970	$ 9,395	$ (4,004,893)	$ (3,994,528)

See accompanying notes to financial statements.

PIVOTAL HEALTH, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ In Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,256,854)	$ (2,022,908)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	4,012	3,853
Share-Based Compensation	3,366	3,739
Amortization of Loan Origination Fees	631	316
Fair Value In Excess Of Stated Value Of Derivative Instrument	65,583	78,458
Changes In Operating Assets And Liabilities:		
Accounts Receivable, net	(18,664)	(129,525)
Prepaids and Other Current Assets	13,151	70,324
Accounts Payable	39,840	35,793
Credit Cards	43,828	21,851
Other Current Liabilities	56,538	-
Security Deposit	-	(1,760)
Net Cash Used In By Operating Activities	**(1,048,568)**	**(1,939,859)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(9,495)
Net Cash Used In Investing Activities	**-**	**(9,495)**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of Credit	82,230	-
Borrowing on Promissory Notes and Loans	175,500	503,315
Repayment of Promissory Notes and Loans	(71,513)	
Borrowing on SAFEs	787,000	941,500
Net Cash Provided By Financing Activities	**973,217**	**1,444,815**
Change In Cash And Cash Equivalents	(75,351)	(504,539)
Cash And Cash Equivalents—Beginning Of The Year	126,776	631,315
Cash And Cash Equivalents—End Of The Year	**$ 51,425**	**$ 126,776**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 61,893	$ 3,973

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

Pivotal Health, Inc. was incorporated on October 1, 2020, in the state of Delaware. The financial statements of Pivotal Health, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Middleton, Wisconsin.

Pivotal Health is a technology-enabled healthcare services company. The Company provides clinician house calls and telehealth services for urgent care and primary care needs in multiple metro areas in Wisconsin. A clinician house call is when the Pivotal Health provider goes to the patient's home, apartment, dorm room, or office to provide care. The Company leverages technology to automate everything around the visit. The Company has a mobile app for consumers to schedule and pay for their visits. The Company also has automated provider charting and other back-office workflows.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

If the Company sells goods or services to customers and shall recognize revenue at point-in-time:
Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Deferred Financing Costs

Deferred financing costs, which consist of capitalized debt issuance costs, with an original cost of $5,000 and $5,000 on December 31, 2023, and 2022, respectively, and accumulated amortization of $947 and $316 on December 31, 2023, and 2022, respectively, have been deferred and are being amortized using the straight-line method over the term of the related notes payable, which approximate the effective interest method. Deferred financing costs related to the notes payable are presented net of the related debt on the balance sheet. Amortization of deferred financing costs was $631 and $316 for the year ended December 31, 2023, and 2022, respectively, and is included in interest expense in the accompanying statements of operations.

Stock Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023, and December 31, 2022, amounted to $44,743 and $148,404, which is included in sales and marketing expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 4, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaids	-	13,151
Total Prepaids and Other Current Assets	$ -	$ 13,151

Other current liabilities consist of the following:

As of December 31,	2023	2022
Deferred Compensation	56,538	-
Total Other Current Liabilities	$ 56,538	$ -

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Equipment	$ 20,058	$ 20,058
Property and Equipment, at cost	20,058	20,058
Accumulated Depreciation	(8,479)	(4,467)
Property and Equipment, net	$ 11,579	$ 15,591

Depreciation expenses for the years ended December 31, 2023, and 2022 were $4,012 and $3,853, respectively.

5. LINE OF CREDIT

The Company has a revolving line of credit from Headway Capital LLC that allows borrowings up to $81,200 which is collateralized by the cash and accounts receivable. Interest on the outstanding balance is payable monthly at applicable rate of 4.17%. As of December 31, 2023 and 2022, the Company withdrew $82,230 and $0, respectively, on the line of credit.

6. DEBT

Promissory Notes and Loans

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Madison Development Corporation	$ 200,000	8.50%	31/10/2022	01/11/2026	$ 69,600	$ 101,810	$ 171,410	$ 69,600	$ 130,400	$ 200,000
WEDC Loan	250,000	6.00%	22/04/2022	01/06/2029	-	250,000	250,000	-	250,000	250,000
QB Intuit Business Loan Agreement	65,000	12.00%	05/10/2022	18 monhts	15,392	-	15,392	58,315	-	58,315
Loan Agreements - Salvatore P Braico	36,000	10.00%	01/11/2023	01/01/2024	36,000	-	36,000	-	-	-
Loan Agreements - Salvatore P Braico	9,500	0.00%	14/12/2023	01/01/2024	9,500	-	9,500	-	-	-
Loan Agreements - Abraham Malkin	50,000	10.50%	22/11/2023	27/02/2024	50,000	-	50,000	-	-	-
Loan Agreements - Peter Johnson	10,000	10.00%	06/09/2023	06/11/2023	10,000	-	10,000	-	-	-
Loan Agreements - Peter Johnson	10,000	0.00%	01/11/2023	30/01/2024	10,000	-	10,000	-	-	-
Loan Agreements - Ravi Kalla	50,000	10.50%	14/11/2023	15/02/2024	50,000	-	50,000	-	-	-
Loan Agreements - John Andrew Culp	10,000	0.00%	29/12/2023	20/01/2024	10,000	-	10,000			
Deferred Financing Costs	(5,000)				(4,053)	-	(4,053)	(4,684)	-	(4,684)
Total					**$ 256,439**	**$ 351,810**	**$ 608,249**	**$ 123,231**	**$ 380,400**	**$ 503,631**

The summary of the future maturities is as follows:

As of December 31, 2023	
2024	$ 256,439
2025	69,600
2026	32,210
2027	-
2028	-
Thereafter	250,000
Total	**$ 608,249**

SAFE Agreements

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of December 31,	
SAFE(s)	**Principal Amount**	**Borrowing Period**	**Valuation Cap**	**Discount**	**2023**	**2022**
SAFEs 2021	$ 1,335,000	2021	$ 3,500,000	80%	$ 1,335,000	$ 1,335,000
SAFEs 2022	941,500	2022	9,000,000	80%	941,500	941,500
SAFEs 2023	787,000	2023	9,000,000	80%	787,000	-
Change In Fair Value Of SAFEs					255,292	189,708
Total SAFE(s)					**$ 3,318,792**	**$ 2,466,208**

During the period from 2021 to 2023, the Company issued $3,063,500 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE"). The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and

payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7.   SHARE BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 230,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As Of Year Ended December 31,	2023
Expected Life (Years)	10.00
Risk-Free Interest Rate	3.95%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	225,100	$ 2.10	8.36
Granted	3,750	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	228,850	$ 2.10	8.36
Exercisable Options at December 31, 2022	19,500	$ 2.10	8.36
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	228,850	$ 2.10	7.36
Exercisable Options at December 31, 2023	53,281	$ 2.10	7.36

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $3,366 and $3,739, respectively.

8. EQUITY AND CAPITALIZATION

Common Stock/ Units

The Company is authorized to issue 1,344,444 shares of common stock with par value of $0.001. As of December 31, 2023 and 2022, 970,000 shares of common stock have been issued and were outstanding.

9. INCOME TAXES

The provision for income taxes consists of the following:

As of December 31,	2023	2022
Net Operating Loss	$ (363,231)	$ (574,099)
Valuation Allowance	363,231	574,099
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (1,144,502)	$ (781,271)
Valuation Allowance	1,144,502	781,271
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,960,215. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

In 2023, the Company entered into a $10,000 loan agreement with John Andrew, a shareholder who also serves as Vice President and Chief Medical Officer. The loan is interest-free and matures in 2024. As of December 31, 2023, the outstanding balance of the loan is $10,000.

In 2023, the Company entered into a 10,000 loan agreement with Peter Johnson, a shareholder who also serves as Vice President. The loan is interest-free and matures in 2024. As of December 31, 2023, the outstanding balance of the loan is $10,000.

In 2023, the Company entered into a 10,000 loan agreement with Peter Johnson, a shareholder who also serves as Vice President. The loan bears an interest rate of 10% and matures in 2024. As of December 31, 2023, the outstanding balance of the loan is $10,000.

In 2023, the Company entered into a $36,000 loan agreement with Salvatore P Braico, a shareholder who also serves President and CEO and Treasurer. The loan bears an interest rate of 10% and matures in 2024. As of December 31, 2023, the outstanding balance of the loan is $36,000.

In 2023, the Company received a loan in the amount of $9,500 loan from Salvatore P Braico, a shareholder who also serves President and CEO and Treasurer. The loan is interest-free and matures in 2024. As of December 31, 2023, the outstanding balance of the loan is $9,500.

12. SUBSEQUENT EVENTS

On February 21, 2024, the company borrowed $102,000 from Rapid Finance. Total amount payable under this scheme is $144,840, with a repayment schedule of 52 weekly installments of $2,785.38 due every Friday.

On June 26, 2024, the company raised $200,000 by issuing 134,444 shares of common stock.

Additionally, on June 26, 2024, the company increased the stock option pool by 10,000 shares, bringing the total to 240,000 shares.

13. GOING CONCERN

The company is in the growth stage of its business cycle and will incur significant additional costs to generate sufficient revenues to sustain operations. The Company's current liabilities exceed the current assets and the Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, increasing revenues, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to increase revenues and/or raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.